maxis®

Maxis Communications Berhad (158400-V)
Aras 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
[redacted]

SEC MAIL PROCESSING SECTION
RECEIVED
OCT 27 2005
WASH. D.C. 209

05012115

18 October 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: MAXIS COMMUNICATIONS BERHAD
Rule 12g3-2(b) Exemption Status

File No: 082 - 34780

SUPPL

Ladies and Gentlemen:

We refer to the above matter and enclose herewith the following documents for your kind attention :-

Item (1)
An update to Annex B as attached to the abovementioned letter for the period from 16 September 2005 to 15 October 2005, pursuant to Rule12g3-2(b)(1)(ii) of the SE Act. The list sets forth the information that the Company has filed with the Bursa Malaysia Securities Berhad and which is made public by such exchange.

Item (2)
All forms lodged at the Registrar of Companies of Malaysia for the period from 16 September 2005 to 15 October 2005.

In the event of any questions or requests for additional information, the Commission may contact:

The Company Secretary
Maxis Communications Berhad
Level 18, Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Malaysia
Tel : 603-2330 6090
Fax : 603-2330 0590

PROCESSED
OCT 31 2005
THOMSON FINANCIAL

Very truly yours,

Dato' Jamaludin bin Ibrahim
Director

Dipak Kaur
Secretary

c.c. Mr. Chris Holland

Singap-1/51421/01

maxis®

Annex B

Disclosure/Reporting Requirements pursuant to Rule 12g3-2(b)(1)(i) since 6 September 2002

NAME OF REPORT OR OTHER DOCUMENT	LATEST REQUESTED DATE FOR PUBLICIATION, FILING OR DISTRIBUTION	SOURCE OF REQUIREMENT	APPENDICES
Announcement to Bursa Malaysia Securities Berhad ("BMSB")			
1. Listing Circular - Maxis Employee Share Option Scheme	20 September 2005 23 September 2005 28 September 2005 29 September 2005 07 October 2005	BMSB Listing Requirements	A
2. Changes in Substantial Shareholder Interest Pursuant to Form 29B and 29C of the Companies Act, 1965 a) The Capital Group Companies, Inc.	16 September 2005 21 September 2005 26 September 2005	BMSB Listing Requirements	B

APPENDIX A

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33224 OF 2005

Company Name : **MAXIS COMMUNICATIONS BERHAD**
Stock Name : **MAXIS**
Date Announced : **20/09/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 487,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Thursday, 22 September 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33277 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**23/09/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 297,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 27 September 2005.

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33338 OF 2005

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**28/09/2005**

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 95,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Friday, 30 September 2005.

Listing Circular

LISTING'S CIRCULAR NO. L/Q : 33344 OF 2005

Company Name : MAXIS COMMUNICATIONS BERHAD
Stock Name : MAXIS
Date Announced : 29/09/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be informed that the abovementioned Company's additional 152,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Monday, 3 October 2005.

Exemption File No.
082-34780

Listing Circular
LISTING'S CIRCULAR NO. L/Q : 33483 OF 2005

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	07/10/2005

Subject : MAXIS-Employee Share Option Scheme ("Scheme")

Contents :

Kindly be advised that the abovementioned Company's additional 240,000 new ordinary shares of RM0.10 each issued pursuant to the aforesaid Scheme will be granted listing and quotation with effect from 9.00 a.m., Tuesday, 11 October 2005.

APPENDIX B

Exemption File No.
082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050916-62325**

Company Name	:	**MAXIS COMMUNICATIONS BERHAD**
Stock Name	:	**MAXIS**
Date Announced	:	**16/09/2005**

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street, 55th Floor, Los Angeles, CA 90071, USA.**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 7,491,000 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 1,122,900 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**12/09/2005**	**2,814,500**	**9.600**
Disposed	**13/09/2005**	**2,400,000**	**9.600**
Disposed	**14/09/2005**	**3,399,400**	**9.537**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**8,613,900**
Indirect/deemed interest (%)	:	**0.35**
Total no of securities after change	:	**132,667,600**
Date of notice	:	**15/09/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 16 September 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd – 2,447,600 ordinary shares of RM0.10 each in Maxis;
b. Standard Chartered Bank Malaysia Bhd – 366,900 ordinary shares of RM0.10 each in Maxis;

2. The disposal as stated in row 2 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd – 2,087,100 ordinary shares of RM0.10 each in Maxis;
b. Standard Chartered Bank Malaysia Bhd – 312,900 ordinary shares of RM0.10 each in Maxis;

Exemption File No.
082-34780

3. The disposal as stated in row 3 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd – 2,956,300 ordinary shares of RM0.10 each in Maxis;
b. Standard Chartered Bank Malaysia Bhd – 443,100 ordinary shares of RM0.10 each in Maxis;

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 54,894,300 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,640,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 400,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 48,559,000 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,009,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 7,332,900 ordinary shares of RM0.10 each in Maxis)

Exemption File No. 082-34780

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965
Reference No **MC-050921-63292**

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	21/09/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**

Name & address of registered holder
Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 3,482,100 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 3,154,200 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 522,000 ordinary shares of RM0.10 each in Maxis)

Details of changes

Type of transaction	Date of change	No of securities	Price Transacted (RM)
Disposed	**15/09/2005**	**4,000,000**	**9.456**
Disposed	**16/09/2005**	**3,158,300**	**9.453**

Circumstances by reason of which change has occurred	:	**Deemed interest**
Nature of interest	:	**Deemed interest**
Direct (units)	:	
Direct (%)	:	
Indirect/deemed interest (units)	:	**7,158,300**
Indirect/deemed interest (%)	:	**0.29**
Total no of securities after change	:	**125,509,300**
Date of notice	:	**20/09/2005**

Remarks
This announcement is based on the information in the Notice of Interest of Substantial Shareholder of CGC received by the Company on 21 September 2005.

With reference to the "Details of Changes" as stated above:-

1. The disposal as stated in row 1 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,945,800 ordinary shares of RM0.10 each in Maxis;
b. Hong Kong Bank Malaysia - 1,762,500 ordinary shares of RM0.10 each in Maxis;

Exemption File No. 082-34780

c. Standard Chartered Bank Malaysia Bhd - 291,700 ordinary shares of RM0.10 each in Maxis;

2. The disposal as stated in row 2 is in relation to the shares registered under the following :-
a. Chase Manhattan (Malaysia) Nominees Sdn Bhd - 1,536,300 ordinary shares of RM0.10 each in Maxis;
b. Hong Kong Bank Malaysia - 1,391,700 ordinary shares of RM0.10 each in Maxis;
c. Standard Chartered Bank Malaysia Bhd - 230,300 ordinary shares of RM0.10 each in Maxis;

The Registered holders of the Maxis shares over which CGC has a deemed interest after taking account of the changes as stated above are set out below:-

Chase Nominees Limited
Woolgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 51,412,200 ordinary shares of RM0.10 each in Maxis)

Morgan Chase Bank
(in respect of 1,640,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 400,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 45,404,800 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 18,009,200 ordinary shares of RM0.10 each in Maxis)

ndard Chartered Bank Malaysia Bhd
ala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 6,810,900 ordinary shares of RM0.10 each in Maxis)

Notice of Person Ceasing to be a Substantial Shareholder Pursuant to Form 29C of the Companies Act. 1965

Reference No **MC-050924-41938**

Exemption File No. 082-34780

Company Name	:	MAXIS COMMUNICATIONS BERHAD
Stock Name	:	MAXIS
Date Announced	:	26/09/2005

Particulars of substantial Securities Holder

Name	:	**The Capital Group Companies, Inc. ("CGC")**
Address	:	**333 South Hope Street 55th Floor Los Angeles CA 90071 USA**
NRIC/Passport No/Company No.	:	**N/A**
Nationality/Country of incorporation	:	**United States**
Descriptions(Class & nominal value)	:	**Ordinary shares of RM0.10 each in Maxis Communications Berhad ("Maxis")**
Date of cessation	:	**22/09/2005**

Name & address of registered holder

The Registered holders of the remaining Maxis Shares over which CGC has a deemed interest after the above disposals are:-

Chase Nominees Limited
Colgate House
Coleman Street
London EC2P 2HD
UK
(in respect of 1,831,400 ordinary shares of RM0.10 each in Maxis)

Chase Manhattan (Malaysia) Nominees Sdn Bhd
Menara Dion, Level 26
Jalan Sultan Ismail
50250 Kuala Lumpur
Malaysia
(in respect of 43,916,500 ordinary shares of RM0.10 each in Maxis)

JP Morgan Chase Bank
(in respect of 1,640,000 ordinary shares of RM0.10 each in Maxis)

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS
UK
(in respect of 400,800 ordinary shares of RM0.10 each in Maxis)

Hong Kong Bank Malaysia
Securities Department
2 Leboh Ampang
50100 Kuala Lumpur
Malaysia
(in respect of 45,079,400 ordinary shares of RM0.10 each in Maxis)

HSBC Malaysia Berhad
(in respect of 17,829,900 ordinary shares of RM0.10 each in Maxis)

Standard Chartered Bank Malaysia Bhd
Kuala Lumpur Main Office
2 Jalan Ampang
50450 Kuala Lumpur
Malaysia
(in respect of 6,285,200 ordinary shares of RM0.10 each in Maxis)

Number of securities disposed : **8,526,100**

Price Transacted (RM)	:	
Circumstances by reason of which a person ceases to be a substantial Securities Holder	:	**Disposal of Maxis shares by registered holders of Maxis Shares over which CGC has a deemed interest**
Nature of interest	:	**Deemed interest**
Date of notice	:	**23/09/2005**

Remarks

As at the date of the Notice following the disposal of 8,526,100 ordinary shares of RM0.10 each in Maxis ("Maxis Shares"), the number of shares over which CGC has a deemed interest is 116,983,200 Maxis Shares representing 4.69% of the issued and paid-up share capital of Maxis.

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 08 day of **September, 2005**.

	Shares Allotted	Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**294,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **89,000** shares	-	RM4.36	-
[c]	Amount paid on **142,000** shares	-	RM5.13	-
[c]	Amount paid on **8,000** shares	-	RM7.05	-
[c]	Amount paid on **52,000** shares	-	RM7.99	-
[c]	Amount paid on **3,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **89,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **142,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **8,000** shares	-	RM6.95	-
[e]	Amount of premium paid or payable on **52,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **3,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **September, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,495,276,000** shares of RM0.10 each and the paid-up capital is **RM249,527,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**30,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**90,000**
(c)	the number of shares allotted to non-citizens	**-**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**9,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	165,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	294,000

Dated this 19 day of **September, 2005**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **09** day of **September, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**193,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **130,000** shares	-	RM4.36	-
[c] Amount paid on **26,000** shares	-	RM5.13	-
[c] Amount paid on **37,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **130,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **26,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **37,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 19 day of **September, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,495,469,000** shares of RM0.10 each and the paid-up capital is **RM249,546,900**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**88,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**40,000**

Company No.	
158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	49,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	193,000

Dated this 19 day of **September, 2005**

....

DATO' JAMALUDIN IBRAHIM
Director

....

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 14 day of **September 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**297,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **142,000** shares	-	RM4.36	-
[c] Amount paid on **108,000** shares	-	RM5.13	-
[c] Amount paid on **45,000** shares	-	RM7.99	-
[c] Amount paid on **2,000** shares	-	RM8.13	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **142,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **108,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **45,000** shares	-	RM7.89	-
[e] Amount of premium paid or payable on **2,000** shares	-	RM8.03	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 22 day of **September, 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,495,766,000** shares of RM0.10 each and the paid-up capital is **RM249,576,600**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**20,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**89,000**
	(c)	the number of shares allotted to non-citizens	**75,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**89,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	24,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	297,000

Dated this 22 day of **September 2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **16** day of **September, 2005**.

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**95,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **54,000** shares	-	RM4.36	-
[c] Amount paid on **36,000** shares	-	RM5.13	-
[c] Amount paid on **5,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **54,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **36,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **5,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 27 day of **September, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,495,861,000** shares of RM0.10 each and the paid-up capital is **RM249,586,100**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**15,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**11,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**10,000**

Exemption File No.
082-34780

Continue ...... Page 3 (Form 24)

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	59,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	95,000

Dated this 27 day of **September, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000

Exemption File No.
[illegible]-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the **21** day of **September 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**152,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **35,000** shares	-	RM4.36	-
[c] Amount paid on **60,000** shares	-	RM5.13	-
[c] Amount paid on **40,000** shares	-	RM7.05	-
[c] Amount paid on **17,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **35,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **60,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **40,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **17,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted: Preference – Cash	Preference – Otherwise	Ordinary – Cash	Ordinary – Otherwise	Other Kinds – Cash	Other Kinds – Otherwise
		Not	Applicable					

Dated this 28 day of September, 2005

TAN POH CHING
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,013,000** shares of RM0.10 each and the paid-up capital is **RM249,601,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**26,000**
	(c)	the number of shares allotted to non-citizens	**56,000**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**14,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	38,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	152,000

Dated this 28 day of September **2005**

....
TAN POH CHING
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 26 day of **September 2005**.

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**52,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **10,000** shares	-	RM4.36	-
[c]	Amount paid on **22,000** shares	-	RM5.13	-
[c]	Amount paid on **19,000** shares	-	RM7.99	-
[c]	Amount paid on **1,000** shares	-	RM8.13	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **10,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **22,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **19,000** shares	-	RM7.89	-
[e]	Amount of premium paid or payable on **1,000** shares	-	RM8.03	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 05 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No. 082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,065,000** shares of RM0.10 each and the paid-up capital is **RM249,606,500**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**2,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**12,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	-

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	38,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	52,000

Dated this 05 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM

Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

Exemption File No. 082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 29 day of **September 2005.**

Shares Allotted		Details of Shares		
		Preference	Ordinary	Other Kinds
1.	For cash consideration:			
[a]	Number of shares	-	**159,000**	-
[b]	Nominal amount of each share	-	RM0.10	-
[c]	Amount paid on **86,000** shares	-	RM4.36	-
[c]	Amount paid on **24,000** shares	-	RM5.13	-
[c]	Amount paid on **5,000** shares	-	RM6.47	-
[c]	Amount paid on **44,000** shares	-	RM7.99	-
[d]	Amount [if any] due and payable on each share	-	-	-
[e]	Amount of premium paid or payable on **86,000** share	-	RM4.26	-
[e]	Amount of premium paid or payable on **24,000** shares	-	RM5.03	-
[e]	Amount of premium paid or payable on **5,000** shares	-	RM6.37	-
[e]	Amount of premium paid or payable on **44,000** shares	-	RM7.89	-
2.	For consideration other than cash:			
[a]	Number of shares	-	-	-
[b]	Nominal amount of each share	-	-	-
[c]	Amount to be treated as paid on each of the share so allotted	-	-	-
[d]	Amount of premium treated as paid up each share	-	-	-
[e]	The consideration for which the shares have been so allotted is as follows:		CASH	

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,224,000** shares of RM0.10 each and the paid-up capital is **RM249,622,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**16,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**23,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**47,000**

Company No.

158400	V

(e)	the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	73,000
(f)	the number of shares allotted to bodies corporate controlled by non-citizens	-
	TOTAL	159,000

Dated this 06 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18 Menara Maxis Kuala Lumpur City Centre Off Jalan Ampang 50088 Kuala Lumpur
Tel	:	03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 03 day of October , **2005.**

Shares Allotted	Details of Shares: Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**29,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **8,000** shares	-	RM4.36	-
[c] Amount paid on **8,000** shares	-	RM5.13	-
[c] Amount paid on **13,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **8,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **13,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 06 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Exemption File No.
082-34780

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,253,000** shares of RM0.10 each and the paid-up capital is **RM249,625,300**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**8,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**17,000**
	(c)	the number of shares allotted to non-citizens	-
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**4,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives -

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 29,000

Dated this 06 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by	:	MAXIS COMMUNICATIONS BERHAD
Address	:	Level 18, Menara Maxis, Kuala Lumpur City Centre, Off Jalan Ampang, 50088 Kuala Lumpur.
Tel	:	03-2330 7000

Exemption File No.
082-34780

FORM 24

Companies Act 1965
[Section 54(1)]

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 06 day of **October 2005**.

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**171,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **28,000** shares	-	RM4.36	-
[c] Amount paid on **126,000** shares	-	RM5.13	-
[c] Amount paid on **4,000** shares	-	RM7.05	-
[c] Amount paid on **13,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **28,000** share	-	RM4.26	-
[e] Amount of premium paid or payable on **126,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **4,000** shares	-	RM6.95	-
[e] Amount of premium paid or payable on **13,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:		CASH	

Exemption File No.
082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,424,000** shares of RM0.10 each and the paid-up capital is **RM249,642,400**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]

(a)	the number of shares allotted to citizens who are Malays and Natives	**10,000**
(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**24,000**
(c)	the number of shares allotted to non-citizens	**100,000**
(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**12,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives	25,000
(f) the number of shares allotted to bodies corporate controlled by non-citizens	-
TOTAL	171,000

Dated this 14 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM

Director

DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18 Menara Maxis
Kuala Lumpur City Centre
Off Jalan Ampang
50088 Kuala Lumpur
Tel : 03-2330 7000

FORM 24

Companies Act 1965
[Section 54(1)]

Exemption File No.
082-34780

Company No.

158400	V

RETURN OF ALLOTMENT OF SHARES

MAXIS COMMUNICATIONS BERHAD

The shares referred to in this return were allotted on the 10 day of **October, 2005.**

Shares Allotted	Details of Shares		
	Preference	Ordinary	Other Kinds
1. For cash consideration:			
[a] Number of shares	-	**93,000**	-
[b] Nominal amount of each share	-	RM0.10	-
[c] Amount paid on **32,000** shares	-	RM4.36	-
[c] Amount paid on **37,000** shares	-	RM5.13	-
[c] Amount paid on **24,000** shares	-	RM7.99	-
[d] Amount [if any] due and payable on each share	-	-	-
[e] Amount of premium paid or payable on **32,000** shares	-	RM4.26	-
[e] Amount of premium paid or payable on **37,000** shares	-	RM5.03	-
[e] Amount of premium paid or payable on **24,000** shares	-	RM7.89	-
2. For consideration other than cash:			
[a] Number of shares	-	-	-
[b] Nominal amount of each share	-	-	-
[c] Amount to be treated as paid on each of the share so allotted	-	-	-
[d] Amount of premium treated as paid up each share	-	-	-
[e] The consideration for which the shares have been so allotted is as follows:	CASH		

Exemption File No. 082-34780

Company No.

158400	V

3. Particulars of the allottees of the shares so allotted and the number and classes of shares allotted to them are as follows:

Full Name and Address	Nationality/Race	I.C. No.	Number of Shares Allotted					
			Preference		Ordinary		Other Kinds	
			Cash	Otherwise	Cash	Otherwise	Cash	Otherwise
		Not	Applicable					

Dated this 14 day of **October, 2005**

DATO' JAMALUDIN IBRAHIM
Director

DIPAK KAUR D/O SANGAT SINGH
LS No. 005204
Secretary

Company No.

158400	V

Certificate to be given by all Companies

A certificate in the form set hereunder shall be given by a Director and a Secretary of every company and annexed to this form.

CERTIFICATE

We hereby certify, in relation to **MAXIS COMMUNICATIONS BERHAD** that:

[a] the shares referred to in this return were allotted pursuant to a resolution of the ~~Directors~~/Members' made **on 27 June 2002**

[b] the shares so allotted do not exceed the authorised capital of the company which is **RM2,000,000,000-00** divided into **20,000,000,000 ordinary shares** of RM0.10 each.

[c] the allottees have agreed and have not withdrawn their agreement to take up the shares so allotted;

[c] the shares were allotted to the allottees on applications received from them for shares in the company;

~~[c] the shares were allotted as fully paid bonus shares to the existing shareholders;~~

[d] the total issued capital of the company now stands at **2,496,517,000** shares of RM0.10 each and the paid-up capital is **RM249,651,700**; and

[e] by virtue of section 54(2) paragraph 3 of this form is not completed as:

[i] the company has more than five hundred members;

[ii] the company keeps its principal share register at a place within twenty-five kilometers of the office of the Registrar of Companies;

[iii] the company provides reasonable accommodation and facilities for persons to inspect and take copies of its list of members and its particulars of share transferred;

[iv] the shares referred to in this return were allotted for cash;

~~[iv] the shares referred to in this return were allotted for a consideration other than cash and the number of persons to whom the shares have been allotted exceeds five hundred; and~~

[v]	(a)	the number of shares allotted to citizens who are Malays and Natives	**18,000**
	(b)	the number of shares allotted to citizens who are Non-Malays and non-Native	**34,000**
	(c)	the number of shares allotted to non-citizens	**-**
	(d)	the number of shares allotted to bodies corporate controlled by citizens who are Malays and Natives	**5,000**

Company No.

158400	V

(e) the number of shares allotted to bodies corporate controlled by citizens who are non-Malays and non-Natives 36,000

(f) the number of shares allotted to bodies corporate controlled by non-citizens -

TOTAL 93,000

Dated this 14 day of **October, 2005**

....
DATO' JAMALUDIN IBRAHIM
Director

....
DIPAK KAUR D/O SANGAT SINGH
Secretary
(LS No. 005204)

Lodged by : MAXIS COMMUNICATIONS BERHAD
Address : Level 18, Menara Maxis,
Kuala Lumpur City Centre,
Off Jalan Ampang,
50088 Kuala Lumpur.
Tel : 03-2330 7000